UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

THE ADT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00101J106

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

November 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 10 Pages

CUSIP No. 00101J106	Page 2 of 10 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 10,601,585*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,601,585*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,601,585*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.25%*
14	Type of Reporting Person (See Instructions) PN; IA

*	See Items 5 and 6.

CUSIP No. 00101J106	Page 3 of 10 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 10,601,585*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,601,585*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,601,585*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.25%*
14	Type of Reporting Person (See Instructions) IN; HC

*	See Items 5 and 6.

CUSIP No. 00101J106	Page 4 of 10 Pages

1	Names of Reporting Persons SOROS FUND MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 00101J106	Page 5 of 10 Pages

1	Names of Reporting Persons GEORGE SOROS (in the capacity described herein)
2	Check the Appropriate Box If a Member of a Group (See Instructions) c. ☐ d. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 00101J106	Page 6 of 10 Pages

1	Names of Reporting Persons ROBERT SOROS (in the capacity described herein)
2	Check the Appropriate Box If a Member of a Group (See Instructions) e. ☐ f. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 00101J106	Page 7 of 10 Pages

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soros Fund Management LLC, George Soros, and Robert Soros with the United States Securities and Exchange Commission on October 25, 2012 (the “Initial Schedule 13D”) and all amendments thereto (together with the Initial Schedule 13D, collectively the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of The ADT Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, NY 10019.

(b) Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC”), George Soros, a U.S. citizen, and Robert Soros, a U.S. citizen (collectively, the “SFM Persons”). This statement relates to Shares held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC. The principal business address of each of the SFM Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. A joint filing agreement of the Corvex Persons and the SFM Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of the transactions described herein, the SFM Persons have ceased to be Reporting Persons.

Information contained herein concerning each Corvex Person has been provided by each such Corvex Person and the SFM Persons assume no responsibility for such information. Information contained herein concerning each SFM Person has been provided by each such SFM Person and the Corvex Persons assume no responsibility for such information

Item 4.	Purpose of Transaction

The responses to Items 2, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The Corvex Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Corvex Persons, conditions in the securities market and general economic and industry conditions, and subject to the provisions of the agreements described in Item 6, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In particular, Corvex presently anticipates, based upon the market price of the Shares, that it will acquire from time to time additional Shares in the public market such that it will be the beneficial owner, after giving effect to the Share Repurchase Agreement, of approximately 1,000,000 Shares.

CUSIP No. 00101J106	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 10,601,585 Shares (excludes 2,182 restricted stock units vested in Mr. Meister), which represents approximately 5.25% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of such Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. After giving effect to the repurchase contemplated by the Share Repurchase Agreement referenced in Item 6, Corvex will beneficially own 361,585 Shares which it intends to hold for investment purposes. The SFM Persons own no shares.

The percentages calculated herein are calculated based on a total of 201,764,154 Shares reported as outstanding as of November 13, 2013 in the Annual Report on Form 10-K, filed on November 20, 2013.

(c) Except as set forth below, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons. On November 25, 2013, Corvex sold 414,436 Shares at $40.21 per Share and 150,000 Shares at $40.42 per Share in open market trades from one of the Corvex Funds while retaining the remaining Shares in other Corvex Funds. As reported in Item 4, it is anticipated that Corvex will from time to time in the future acquire additional Shares in an amount at least equal to the Shares reported sold by Corvex above. On November 25, 2013, Quantum Partners sold 200,000 Shares at $40.63 per Share, 365,500 Shares at $40.77 per Share, and 9,500 Shares at $40.78 per Share in open market trades.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself or the investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. Quantum Partners or affiliated entities are investors in certain Corvex Funds.

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

(e) With respect to the SFM Persons, November 25, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 4 and 5 of the Schedule 13D are incorporated herein by reference.

On November 24, 2013, Corvex and the Issuer entered into a Share Repurchase Agreement (the “Share Repurchase Agreement”). Pursuant to the Share Repurchase Agreement, the Issuer has agreed to repurchase 10,240,000 Shares (the “Share Repurchase”) from Corvex for a price per share equal to $44.01 on November 29, 2013, or such later date that the Issuer receives acknowledgment that tax opinions to be delivered to the Issuer by its outside counsel in connection with the Share Repurchase are reasonably satisfactory to each of Tyco International Ltd. and Pentair Ltd. (the “Settlement Date”). If the Settlement Date does not occur on or before December 13, 2013, the price per Share will be increased by an amount equal to the interest rate that would have accrued on the purchase price through the Settlement Date if the purchase price had been borrowed on December 13, 2013 under the Issuer’s Five Year Senior Unsecured Revolving Credit Agreement, dated as of June 22, 2012. If the Settlement Date has not occurred on or prior to December 31, 2013, Corvex may thereafter terminate the Share Repurchase Agreement and be entitled to liquidated damages as specified in the Share Repurchase Agreement. Mr. Meister resigned from the Issuer’s Board effective immediately prior to the execution of the Share Repurchase Agreement.

CUSIP No. 00101J106	Page 9 of 10 Pages

In addition, on November 24, 2013, Corvex, the Issuer and Mr. Meister entered into an amendment (the “Amendment”) of the previously filed Existing Agreement among the Issuer, Mr. Meister, Corvex and SFM LLC. Pursuant to the Amendment, effective as of the Settlement Date, the Existing Agreement (including the restrictions in the Existing Agreement relating to, among other things, solicitation of proxies, formation of a ‘group’ with third parties, or acquiring beneficial ownership of shares in excess of specified amounts) is amended to extend the expiration date of the Existing Agreement in respect of Corvex and Mr. Meister such that it terminates in respect of Corvex and Mr. Meister on the later of the date on which Mr. Meister no longer serves on the Issuer’s board of directors and seven business days prior to the last day that stockholders of the Issuer may timely notify the Issuer of a nomination or proposal to be properly brought before the 2019 annual meeting of the Issuer’s stockholders pursuant to the Issuer’s By-Laws, as then in effect. The Amendment did not alter or amend the rights and obligations of SFM LLC under the Existing Agreement.

The descriptions of the Share Repurchase Agreement and the Amendment set forth above are qualified by reference to the full text of such agreements attached hereto as Exhibits 5 and 6, respectively, which are incorporated herein by reference.

On November 25, 2013, Corvex and SFM LLC terminated the Voting Agreement, previously attached as Exhibit 5 to the Initial Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement by and among Corvex, Keith Meister, Soros Fund Management LLC, George Soros, and Robert Soros to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor.

Exhibit 3 – Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.

Exhibit 4 – Agreement, dated as of December 17, 2012, by and among Corvex Management LP, Keith A. Meister, and Soros Fund Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on form 8-K of the ADT Corporation, filed December 18, 2012).

Exhibit 5 – Share Repurchase Agreement between Corvex and the Issuer dated as of November 24, 2013.

Exhibit 6 – Amendment to Agreement among the Issuer, Mr. Meister and Corvex, dated as of November 24, 2013.

CUSIP No. 00101J106	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: November 27, 2013	KEITH MEISTER

	By:	/s/ Keith Meister

Date: November 27, 2013	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Deputy General Counsel

Date: November 27, 2013	GEORGE SOROS

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Attorney-in-Fact

Date: November 27, 2013	ROBERT SOROS

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Attorney-in-Fact